Filed Pursuant to Rule 424(b)(3)
File No. 333-236415
PROSPECT CAPITAL CORPORATION
SUPPLEMENT NO. 3 TO PROSPECTUS SUPPLEMENT DATED AUGUST 3, 2020
THE DATE OF THIS SUPPLEMENT IS JUNE 9, 2022
The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated August 3, 2020 (the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.
Increase in Maximum Amount of Preferred Stock Offered
The Company is increasing the maximum aggregate liquidation preference of Preferred Stock being offered by $500,000,000. Accordingly, the Prospect Supplement now governs the offering by the Company of up to 60,000,000 shares of Preferred Stock with an aggregate liquidation preference of $1,500,000,000. The Preferred Stock will continued to be issued in any combination of multiple series, including the A Shares and the M Shares.

	Per Preferred Stock	Maximum Offering
Public offering price	$25.00	$1,500,000,000
Selling commission - A Shares(1)(2)	$1.75	$105,000,000
Selling commission - M Shares(1)(2)	$0.00	$0.00
Dealer manager fee(1)(2)	$0.75	$45,000,000
Proceeds to Prospect Capital Corporation (before expenses)(3)(4)	$22.50	$1,350,000,000
(1) With respect to the A Shares, we will pay a selling commission of up to 7% of the Stated Value and a dealer manager fee equal to 3% of the Stated Value. The M Shares will not have a selling commission and will have a dealer manager fee equal to 3% of the Stated Value. The selling commission and the dealer manager fee are payable by us to our dealer manager. Reductions in selling commissions on sales of A Shares will be reflected in reduced public offering prices as described in the “Plan of Distribution” section of this prospectus supplement and the net proceeds to us will not be impacted by such reductions; therefore, we will bear a reduction in net proceeds to us up to 7% of the Stated Value on all A Shares although the selling commission paid by us to our dealer manager may represent less than 7% of the Stated Value. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering, and the corresponding payments of our dealer manager fee will be reduced by the aggregate value of such items. The combined selling commission, dealer manager fee and cash and non-cash underwriting compensation for this offering will not exceed 10% of the aggregate gross proceeds of this offering, which is referred to as FINRA's 10% cap. See “Plan of Distribution” in the Prospectus Supplement.
(2) We expect our dealer manager to authorize third-party broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our Preferred Stock. Our dealer manager may reallow all or a portion of its selling commission attributable to a participating broker- dealer.
(3) The selling commission and dealer manager fee, when combined with organization and offering expenses (including due diligence expenses and fees for establishing servicing arrangements for new stockholder accounts), are not currently expected to exceed 11.5% of the gross offering proceeds. Our Board of Directors may, in its discretion, authorize the Company to incur underwriting and other offering expenses in excess of 11.5% of the gross offering proceeds. In no event will the combined selling commission, dealer manager fee and offering expenses exceed FINRA's limit on underwriting and other offering expenses.
(4) For illustrative purposes only. Assumes all shares sold were subject to maximum selling commission and dealer manager fee applicable to A Shares, when combined with organization and offering expenses, of 11.5%, net proceeds to us, after expenses, would be $1,327,500,000.
This increase also increases the Company’s total authorized amount of preferred stock to 227,900,000 shares and reduces the Company’s total authorized amount of common stock to 1,772,100,000 shares.

Total shares of common stock outstanding after this offering would be 569,808,375, including shares of common stock that may be issued upon conversion of all shares of the Preferred Stock offered hereby assuming all the shares of Preferred Stock pay a Holder Optional Conversion Fee of 9.00% and are converted at a conversion rate based on the 5-day VWAP calculated as if the conversion date was June 7, 2022, which was $7.72. The actual 5-day VWAP of our common stock on a conversion date may be more or less than $7.72, which may result in more or less shares of common stock issued.
Extension of Offering Term
The offering will continue until August 3, 2023, with the ability to extend the offering from time to time in the Company’s discretion.
Fees and Expenses
The following tables are intended to assist you in understanding the costs and expenses that an investor in shares of common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. These tables are based on our assets and common stock outstanding as of March 31, 2022, except that we assume that we have issued $1.8 billion in preferred stock paying dividends of 5.50% per annum, in addition to our $150 million of 5.35% preferred stock paying dividends of 5.35% per annum, and that we have borrowed $1.5 billion under our credit facility, which is the maximum amount available under the credit facility with the current levels of other debt, in addition to our other indebtedness of $1.9 billion. Except where the context suggests otherwise, any reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company’s common stock. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:	A Shares	M Shares
Sales Load (as a percentage of offering price)	10.00% (1)	3.00% (2)
Offering expenses borne by the Company (as a percentage of offering price)	(3)	(3)
Preferred Stock Dividend reinvestment plan expenses(4)	None	None
Total stockholder transaction expenses (as a percentage of offering price):	11.50%	4.50%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(5)	4.47%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(6)	1.87%
Total advisory fees	6.34%
Total interest expenses(7)	3.12%
Other expenses(8)	0.74%
Total annual expenses(6)(8)(9)	10.20%
Dividends on Preferred Stock(10)	2.47%
Total annual expenses after dividends on Preferred Stock(11)	12.67%
Example
The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we have issued $1.8 billion in preferred stock paying dividends of 5.50% per annum, in addition to our $150 million in preferred stock paying 5.35% per annum, we have borrowed $1.5 billion available under our line of credit, in addition to our other indebtedness of $1.9 billion, and that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
A Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$148	$336	$504	$845
M Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$125	$319	$491	$841
A Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$157	$360	$537	$883
M Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$135	$344	$525	$880
* Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on our portfolio.
** Assumes no unrealized capital depreciation or realized capital losses and 5% annual return on our portfolio resulting entirely from net realized capital gains (and therefore subject to the capital gains incentive fee).
While the example assumes, as required by the SEC, a 5% annual return on our portfolio, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management is unlikely to be material assuming a 5% annual return on our portfolio and is not included in the example. If we achieve sufficient returns on our portfolio, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and other distributions at NAV, common stockholders that participate in our common stock dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by 95% of the market price per share of our common stock at the close of trading on the valuation date for the distribution.
This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.
(1)    Includes up to a 7.0% selling commission on the Stated Value paid by the Company and a dealer manager fee equal to 3.0% of the Stated Value paid by the Company. Reductions in selling commissions will be reflected in reduced public offering prices as described in the “Plan of Distribution” section of this prospectus supplement and the net proceeds to us will not be impacted by such reductions; therefore, we will bear a reduction in net proceeds to us up to 7.0% of the Stated Value on all A Shares although the selling commission compensation paid by us to our dealer manager may represent less than 7.0% of the Stated Value. We may, through the Holder Optional Conversion Fee, recoup a portion of the Sales Load if stockholders exercise a Holder Optional Conversion of their Preferred Stock prior to the 5-year anniversary of the original issue date. The Holder Optional Conversion Fee is 9.00% of the maximum public offering price disclosed herein prior to the first anniversary of the issuance of such Preferred Stock, 8.00% of the maximum public offering price disclosed herein on or after the first anniversary but prior to the second anniversary, 7.00% of the maximum public offering price disclosed herein on or after the second anniversary but prior to the third anniversary, 6.00% of the maximum public offering price disclosed herein on or after the third anniversary but prior to the fourth anniversary, 5.00% of the maximum public offering price disclosed herein on or after the fourth anniversary but prior to the fifth anniversary and 0.00% on or after the fifth anniversary.
(2)    Includes a dealer manager fee equal to 3.0% of the Stated Value paid by the Company.
(3)    The selling commission and dealer manager fee, when combined with organization and offering expenses (including due diligence expenses and fees for establishing servicing arrangements for new stockholder accounts), are not expected to exceed 11.5% of the gross offering proceeds. Our Board of Directors may, in its discretion, authorize the Company to incur underwriting and other offering expenses in excess of 11.5% of the gross offering proceeds. In no event will the combined selling commission, dealer manager fee and offering expenses exceed FINRA’s limit on underwriting and other offering expenses.
(4)        The expenses of the dividend reinvestment plan are included in “other expenses.” See “Capitalization” in this supplement.

(5)        Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities, including any borrowed amounts for non-investment purposes, for which purpose we have not and have no intention of borrowing). Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $1.5 billion, the 2% management fee of gross assets equals approximately 4.47% of net assets.
(6)        Based on our net investment income and realized capital gains, less realized and unrealized capital losses, earned on our portfolio for the year ended March 31, 2022, all of which consisted of an income incentive fee. This historical amount has been adjusted to reflect the issuance of 60,000,000 shares of Preferred Stock. The capital gain incentive fee is paid without regard to pre-incentive fee income. For a more detailed discussion of the calculation of the two-part incentive fee, see “Management Services-Investment Advisory Agreement” in the prospectus.
(7)        As of March 31, 2022, we had $1.9 billion outstanding of Unsecured Notes (as defined below) in various maturities, ranging from July 15, 2022 to March 15, 2052, and interest rates, ranging from 1.50% to 6.625%, some of which are convertible into shares of the Company’s common stock at various conversion rates.
(8)        “Other expenses” are based on estimated amounts for the current fiscal year. The amount shown above represents annualized expenses during our nine months ended March 31, 2022 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations. The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. See “Business-Management Services-Administration Agreement” in the prospectus.
(9)        If all 60,000,000 shares of Preferred Stock were converted into common stock and assuming all the shares of Preferred Stock pay a Holder Optional Conversion Fee of 9.00% of the maximum public offering price disclosed herein and are converted at a conversion rate based on the 5-day VWAP of our common stock on June 7, 2022, which was $7.72, then management fees would be 3.23%, incentive fees payable under our Investment Advisory Agreement would be 1.35%, total advisory fees would be 4.58%, total interest expenses would be 2.26%, other expenses would be 0.54%, and total annual expenses would be 7.38% of net assets attributable to our common stock. The actual 5-day VWAP of our common stock on a conversion date may be more or less than $7.72, which may result in fees that are higher or lower than those described herein. These figures are based on the same assumptions described in the other notes to this fee table.
(11)        Based on the 5.50% per annum dividend rate applicable to the A Shares and the M Shares and the dividend rates applicable to other series of outstanding preferred stock. Future series of Preferred Stock and other series of outstanding preferred stock bear or may bear different annual dividend rates. No dividend will be paid on shares of Preferred Stock after they have been converted to shares of common stock.
(12)    The indirect expenses associated with the Company’s investments in collateralized loan obligations are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 10.20%, or 12.67% after dividends on preferred stock.

Risk Factors
There is no cap on the number of shares of common stock that can be issued upon the conversion of shares of Preferred Stock. The conversion of the 5.50% Preferred Stock into shares of common stock could cause the price of common stock to decline significantly.
There is no cap on the number of shares of common stock that can be issued upon the conversion of shares of Preferred Stock. Because the number of shares of common stock issued upon conversion of the Preferred Stock will be based on the price of shares of common stock, the lower the price of our common stock at the time of conversion, the more shares of our common stock into which the Preferred Stock is convertible and the greater the dilution that will be experienced by holders of our common stock. Accordingly, there is no limit on the amount of dilution that may be experienced by holders of our common stock.

The issuance of the Preferred Stock may be followed by a decline in the price of our common stock, creating additional dilution to the existing holders of the common stock. Such a price decline may allow holders of Preferred Stock to convert shares of Preferred Stock into large amounts of the Company’s common stock. As these shares of common stock are issued upon conversion of the Preferred Stock, our common stock price may decline further.
Additionally, the issuance of the Preferred Stock could result in our failure to comply with the Nasdaq Global Select Market’s listing standards. The Nasdaq Global Select Market’s listing standards that may be affected by the issuance of the Preferred Stock include voting rights rules, bid price requirements, listing of additional shares rules, change in control rules and the Nasdaq Global Select Market’s discretionary authority rules. Failure to comply with any of these rules could result in the delisting of the Company’s common stock from the Nasdaq Global Select Market or impact the ability to list the Preferred Stock on a national securities exchange.
The potential decline in the price of our common stock described above may negatively affect the price of our common stock and our ability to obtain financing in the future. In addition, the issuance of the Preferred Stock may provide incentives for holders thereof that intend to convert their shares to seek to cause a decline in the price of our common stock (including through selling our common stock short) in order to receive an increased number of shares of our common stock upon such conversion of the Preferred Stock, and may encourage other investors to sell short or otherwise dispose of our common stock.
Our charter currently authorizes us to issue approximately 1.36 billion shares of common stock, in addition to our shares of common stock currently outstanding or reserved for issuance upon conversion of the Convertible Notes, and after reflecting the reclassification of 227.9 million shares of common stock as shares of preferred stock. Although the Board of Directors can increase the amount of our authorized common stock and reclassify unissued preferred stock as common stock without stockholder approval, if they did not do so for any reason and our 5-day VWAP fell below approximately $1.11 per share of common stock (assuming we issued all 60,000,000 shares of the Preferred Stock available pursuant to this offering), we would be required to settle any conversion of Preferred Stock in cash (to the extent we had cash available) or list the Preferred Stock on a national securities exchange and the value of our shares of Preferred Stock would then equal their market price, which may be less than $25.00 per share.
Illustration of Impact of Leverage.
The following tables illustrate the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of interest expense. The calculations in the tables below are hypothetical and actual returns may be higher or lower than those appearing below.
The below calculation assumes (i) $8.7 billion in total assets, (ii) an average cost of funds of 4.47% (including preferred dividend payments), (iii) $2.6 billion in debt outstanding, (iv) $1.8 billion in liquidation preference of preferred stock paying a 5.50% annual dividend outstanding, (v) $150 million in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding, and (vi) $4.1 billion of common stockholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(1)	(25.5)%	(15.2)%	(4.8)%	5.6%	15.9%

The below calculation assumes (i) $8.7 billion in total assets, (ii) an average cost of funds of 3.82% (including preferred dividend payments), (iii) $2.6 billion in debt outstanding, (iv) $150 million in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding, and (v) $5.9 billion of common stockholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(2)	(16.6)%	(9.2)%	(1.8)%	5.6%	12.9%

(1) Assumes no conversion of preferred stock to common stock.
(2) Assumes the conversion of $1.8 billion in preferred stock at a conversion rate based on the 5-day VWAP of our common stock on June 7, 2022, which was $7.72, and a Holder Optional Conversion Fee (as defined in the prospectus supplement relating to the applicable offering) of 9.00% of the maximum public offering price disclosed within the applicable prospectus supplements for shares of preferred stock which are subject to such Holder Option Conversion Fee. The actual 5-day VWAP of our common stock on a Holder Conversion Exercise Date may be more or less than $7.72, which may result in more or less shares of common stock issued.

The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table.
Capitalization
The table below assumes that we will sell all of the 60,000,000 shares of Preferred Stock offered by this prospectus supplement at a price of $25.00 per share (excluding any shares of Preferred Stock issued pursuant to our Preferred Stock Dividend Reinvestment Plan), but there is no guarantee that there will be any sales of our Preferred Stock pursuant to this prospectus supplement and the accompanying prospectus. Actual sales, if any, of our Preferred Stock under this prospectus supplement and the accompanying prospectus may be less than as set forth in the table below. The last reported sale price per share of our common stock on the Nasdaq Global Select Market on June 7, 2022 was $7.83. The following table sets forth our capitalization as of March 31, 2022:
•on an actual basis;
•on an as adjusted basis giving effect to the issuance of 792,662 shares of common stock in connection with the Company's common stock dividend reinvestment plan, the issuance of 132,429 shares of common stock and redemption of 29,085 shares of Series A1 preferred stock and 12,800 shares of Series M1 preferred stock, respectively, in connection with preferred stock holder conversions, issuance of 3,146,855 shares of Series A1 preferred stock and 1,048,394 shares of Series M1 preferred stock (including preferred stock issued in connection with our preferred stock dividend reinvestment plan), net borrowings of $240.6 million under our credit facility, and net issuances of $6.3 million aggregate principal amount of Prospect Capital InterNotes® (issuances net of our redemption of certain Prospect Capital InterNotes® in accordance with the survivors option);
•on an as further adjusted basis giving effect to the transactions noted above, the assumed sale of 60,000,000 shares of our Preferred Stock at a price of $25 per share less fees and expenses (less 21,983,228 shares of the Preferred Stock previously issued); and
•on an as further adjusted basis giving effect to the transactions noted above and the conversion of all shares of Preferred Stock into common stock and assuming 57,528,756 A shares of Preferred Stock pay a Holder Optional Conversion Fee of 9.00% and 2,415,797 M shares of Preferred Stock pay the aggregate amount of all dividends, whether paid or accrued, on such M Share in the three full months prior to the conversion date and are converted at a conversion rate based on the 5-day VWAP of our common stock on June 7, 2022, which was $7.72 (the actual 5-day VWAP of our common stock on a conversion date may be more or less than $7.72, which may result in more or less shares of common stock issued).
This table should be read in conjunction with "Use of Proceeds" and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2022
	Actual		As Adjusted for Stock Issuances and Borrowings After March 31, 2022		As further Adjusted for this Offering		As further Adjusted for Conversion to Common
	(In thousands, except shares and per share data) (Unaudited)
Long-term debt, including current maturities:
Borrowings under senior credit facility	$699,440		$940,064		$940,064		$940,064
Senior Convertible Notes	216,669		216,669		216,669		216,669
Senior Unsecured Notes	1,365,459		1,365,459		1,365,459		1,365,459
Prospect Capital InterNotes®	340,774		347,083		347,083		347,083
Total long-term debt	2,622,342		2,869,275		2,869,275		2,869,275
Preferred Stock, par value $0.001 per share at carrying value plus cumulative accrued and unpaid dividends
Preferred stock, par value $0.001 per share at carrying value plus cumulative accrued and unpaid dividends	564,884	(1)	660,085	(2)(5)	1,501,206	(3)	170,705	(4)
Net Assets Applicable to Common Stockholders
Common stock, par value $0.001 per share (1,832,000,000 shares of common stock authorized; 391,718,136 shares outstanding actual and 392,643,227 shares outstanding as adjusted and 392,643,227 shares outstanding as further adjusted for this offering and 569,808,375 shares outstanding as further adjusted for conversion to common stock)	392		393	(6)	393		570
Common stock paid-in capital in excess of par value	4,039,944		4,046,980	(6)	4,046,980		5,377,304
Total distributable earnings (loss)	195,675		195,675		195,675		195,675
Total common stockholders’ equity	4,236,011		4,243,048		4,243,048		5,573,549
Total capitalization	$7,423,237		$7,772,408		$8,613,529		$8,613,529

(1)     As of March 31, 2022, actual preferred stock includes 167,900,000 shares authorized, with 40,000,000 shares of preferred stock authorized for each of the Series A1, Series M1, and Series M2 and 20,000,000 shares of preferred stock authorized for each of the Series AA1 and Series MM1, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 16,394,214 Series A1 shares issued and outstanding; 1,380,203 Series M1 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series MM1 issues and outstanding; 187,000 Series A2 shares issued and outstanding; and 6,000,000 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(2)     As of June 7, 2022, preferred stock adjusted for stock issuances after March 31, 2022 includes 167,900,000 shares authorized, with 40,000,000 shares of preferred stock authorized for each of the Series A1, Series M1, and Series M2, and 20,000,000 shares of preferred stock authorized for each of the Series AA1 and Series MM1, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 19,511,984 A1 shares issued and outstanding; 2,415,797 Series M1 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series MM1 shares issued and outstanding; 187,000 Series A2 shares issued and outstanding; and 6,000,000 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(3)     As of June 7, 2022 and assuming all shares issued under this offering are of Series A1, preferred stock as further adjusted for this offering includes 227,900,000 shares authorized, with 60,000,000 shares of preferred stock authorized for each of the Series A1, Series M1, and Series M2, and 20,000,000 shares of preferred stock authorized for each of the Series AA1 and Series MM1, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 57,528,756 Series A1 shares issued and outstanding; 2,415,797 Series M1 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series MM1 shares issued and outstanding; 187,000 Series A2 shares issued and outstanding; and 6,000,000 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.

(4)     As of June 7, 2022 and assuming all shares issued under this offering are of Series A1, preferred stock as further adjusted for conversion of this offering to common includes 227,900,000 shares authorized, with 60,000,000 shares of preferred stock authorized for each of the Series A1, Series M1, and Series M2and 20,000,000 shares of preferred stock authorized for each of the Series AA1 and Series MM1, and 1,000,000 shares of preferred stock authorized for the Series A2 and 6,900,000 shares of preferred stock authorized for the Series A; 0 Series A1 shares issued and outstanding; 0 Series M1 shares issued and outstanding; 0 Series M2 shares issued and outstanding; 0 Series AA1 shares issued and outstanding; 0 Series MM1 shares issued and outstanding; 187,000 Series A2 shares issued and outstanding; and 6,000,000 Series A shares issued and outstanding at carrying value plus cumulative accrued and unpaid dividends.
(5)     Includes 3,146,855 shares of our A1 Shares and 1,048,394 shares of our M1 Shares issued since March 31, 2022, including preferred stock issued in connection with our preferred stock dividend reinvestment plan, and our conversion of 41,885 shares of Series A1 and Series M1 preferred stock in connection with preferred stock holder conversions.
(6)     Includes 792,662 shares of our common stock issued since March 31, 2022 in connection with our common stock dividend reinvestment plan and 132,429 shares of our common stock issued since March 31, 2022 in connection with a preferred stock holder conversion.

Plan of Distribution
General
We are offering up to a maximum of 60,000,000 shares, par value $0.001 per share, of our A Shares, M1 Shares and M2 Shares, and any combination of any future series of preferred stock, collectively, the Preferred Stock, through Preferred Capital Securities, LLC, or PCS, on a “reasonable best efforts” basis, which means that the dealer manager is only required to use its good faith efforts and reasonable diligence to sell the Preferred Stock and has no firm commitment or obligation to purchase any specific number or dollar amount of the Preferred Stock. The aggregate number of shares issued in this offering across all series of Preferred Stock shall not exceed 60,000,000. The Preferred Stock will be sold at a public offering price of $25.00 per share of Preferred Stock, subject to reduction as described below under “-Dealer Manager and Participating Broker-Dealer Compensation.” The Preferred Stock will not be certificated.
We intend to make the Preferred Stock available through this offering until August 3, 2023, subject to our ability to extend the offering in our discretion. Continued use of this prospectus supplement beyond August 3, 2023 will constitute evidence of our decision to extend the offering period beyond August 3, 2023.
We will sell the Preferred Stock using two closing services provided by DTC. The first service is DTC Settlement and the second service is DRS Settlement. Investors purchasing the Preferred Stock through DTC Settlement will coordinate with their registered representatives to pay the full purchase price for their Preferred Stock by the settlement date, and such payments will not be held in escrow. Investors who are permitted to utilize the DRS Settlement method will complete and sign subscription agreements, which will be delivered to the escrow agent, UMB Bank N.A. In addition, such investors will pay the full purchase price for their Preferred Stock to the escrow agent (as set forth in the subscription agreement), to be held in trust for the investors’ benefit pending release to us as described herein. See “-Settlement Procedures” for a description of the closing procedures.
In connection with the sale of the Preferred Stock on our behalf, PCS may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of PCS may be deemed to be underwriting commissions or discounts.
PCS is a securities broker-dealer registered with the SEC and a member firm of FINRA. The principal business address of PCS is 3284 Northside Parkway, NW, Suite 150, Atlanta, GA 30327.
Subject to compliance with applicable regulation, we may also sell up to $175,000,000 in aggregate liquidation preference of Preferred Stock in this offering directly to investors in negotiated transactions in which neither PCS nor any other entity is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these investors. For such direct sales, no selling commissions or dealer manager fees will be paid and such sales will be made pursuant to Rule 3a4-1 under the Exchange Act or otherwise in accordance with applicable law. PCS will not be responsible for regulatory compliance and will not receive any related fee on any direct transactions we may conduct. The gross proceeds we receive from any such direct sales will not be included in the gross proceeds of this offering for purposes of calculating FINRA’s 10% underwriting limit described below under “-Compensation of Dealer Manager and Participating Broker-Dealers.”
Dealer Manager and Participating Broker-Dealer Compensation
The table below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming all shares of Preferred Stock sold hereunder are A Shares.

Selling Commission (maximum)	$105,000,000
Dealer Manager fee (maximum)	$45,000,000
Offering expenses	$22,500,000
Total	$172,500,000

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SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE